# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LAKELAND INDUSTRIES INC, CIK 0000798081
CUSIP: 511795106
Title of class of securities: Lakeland Industries
Address of issuer's principal executive offices: 1525 PERIMETER PARKWAY, SUITE 325, 1525 PERIMETER PARKWAY, SUITE 325, HUNTSVILLE, Alabama (AL), 35806
Date of event which requires filing of this statement: 10/02/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0002089534-25-000001
Filed by CIK 0002089534

## Reporting persons
- Lempel Brian David: type of reporting person: individual (IN); citizenship or place of organization: California (CA); sole voting power 974,261; shared voting power 0; sole dispositive power 974,261; shared dispositive power 0; aggregate amount beneficially owned 974,261 (10% of the class)

## Item 1. Issuer
Name of issuer: LAKELAND INDUSTRIES INC
Address of issuer's principal executive offices: 1525 PERIMETER PARKWAY, SUITE 325, 1525 PERIMETER PARKWAY, SUITE 325, HUNTSVILLE, ALABAMA, 35806.

## Item 2. Person Filing
Name of person filing: Brian David Lempel
Address of principal business office or, if none, residence:
1436 OXFORD ST
Berkeley, CA 94709
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 974,261
Percent of class: 9.99
Sole power to vote or to direct the vote: 974,261
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 974,261
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Lempel Brian David: Brian David Lempel, Investor (12/11/2025)